UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from <> to <>

Commission file number: 0-20167

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

Mackinac Financial Corporation 401(k) Plan

B.            Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Mackinac Financial Corporation

130 South Cedar Street

Manistique, MI 49854

Mackinac Financial Corporation 401(k) Plan

Financial Report

December 31, 2013

Mackinac Financial Corporation 401(k) Plan

Mackinac Financial Corporation 401(k) Plan

Report of Independent Registered Public Accounting Firm

To the Plan Administrator

Mackinac Financial Corporation 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Mackinac Financial Corporation 401(k) Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 2013 and 2012, and the changes in net assets for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held at end of year as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management.  This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Plante & Moran, PLLC

Auburn Hills, Michigan

June 25, 2014

Mackinac Financial Corporation 401(k) Plan

Statement of Net Assets Available for Benefits

	December 31,
	2013	2012

Assets
Participant-directed investments:
Money market fund	$3,366	$1,129
Pooled separate accounts	3,995,777	3,279,270
Mackinac Financial Corporation stock	354,367	254,091

Total participant-directed investments	4,353,510	3,534,490

Cash	8,610	448
Participant notes receivable	226,133	197,842
Employer contributions receivable	194,542	167,414
Dividends receivable	—	1,434
Net assets reflecting all investments at fair value	4,782,795	3,901,628

Adjustments from fair value to contract value for interest in pooled separate account fund relating to benefit-responsive investment contracts	(1,757)	(8,099)

Net assets available for benefits	$4,781,038	$3,893,529

Mackinac Financial Corporation 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2013

Additions to net assets
Contributions:
Employee	$333,015
Employer	194,542
Rollovers	18,469

Total contributions	546,026

Investment income:
Net unrealized and realized gains in pooled separate accounts	615,237
Net unrealized and realized gains in Mackinac Financial Corporation stock	103,158
Total investment income	718,395

Interest on participant notes receivable	9,462
Total additions	1,273,883

Deductions from net assets - Benefits paid directly to participants or beneficiaries	(386,374)

Net increase	887,509

Net assets available for benefits
Beginning of year	3,893,529
End of year	$4,781,038

See Notes to Financial Statements

Mackinac Financial Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2013 and 2012

Note 1 - Plan Description

The following description of the Mackinac Financial Corporation 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan covering all employees of Mackinac Financial Corporation (the “Corporation”) who have completed three months of service and are age 18 or older.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions - Participants may elect to have up to 80 percent of their annual compensation contributed on their behalf as an elective deferral.  Amounts contributed are deducted from gross wages for each payroll period and deposited with John Hancock Life Insurance Company (U.S.A.) or Keefe, Bruyette & Woods, Inc., the Plan’s investment custodians.  The Plan invests in whole shares of the Corporation’s stock generally on the last business day of each month.  The contributions used to purchase whole shares of Corporation stock are held in a cash account until the Plan’s next purchase of whole shares of Corporation stock.  Cash dividends, if any, on Corporation stock will be reinvested in accordance with the participant’s investment election.  Stock dividends, if any, on Corporation stock will be reinvested in Corporation stock unless specifically elected otherwise in writing.  Participants may also make contributions to the Plan in the form of a rollover of funds from another qualified plan.

Mackinac Financial Corporation may make a matching contribution equal to a discretionary percentage of the amount of each participant’s elective deferral, not to exceed 5 percent of a participant’s compensation.  Participants that achieve 1,000 hours of service during the plan year and are employed at the Corporation on the last day of the plan year are eligible for the matching contribution.  For the year ended December 31, 2013, the board of directors elected to contribute, as a matching contribution, 100 percent of the participant’s contribution not to exceed 4 percent of the participant’s deferred compensation.  The Corporation has the option of making an additional discretionary contribution based on compensation which is determined by its board of directors.  There were no additional discretionary contributions made in 2013.  The Corporation can automatically direct that up to 25 percent of the discretionary match be invested in Corporation stock, and participants may modify this direction of investments subsequently without restriction.

Mackinac Financial Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2013 and 2012

Note 1 - Plan Description (continued)

Participant Accounts - Each participant’s account is credited with the participant’s contribution(s), allocations of the Corporation’s contributions, and plan earnings and charged with an allocation of administrative expenses.  Allocations are based on participants’ compensation or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants may direct the investments of their account balances into various investment options offered by the Plan, including an option to invest up to 25 percent of the participant’s account balance in Corporation stock.

Vesting - Participants are immediately 100 percent vested in employee salary and rollover contributions and any income or loss thereon. Vesting in the Corporation’s discretionary contribution portion of their accounts, plus actual earnings thereon, is based on years of service.  For vesting purposes, a year of service is defined as a plan year during which an employee has been credited with at least 1,000 hours of service.  Participants vest in discretionary contributions 100 percent after three years of service.

Participant Notes Receivable - Participants may borrow from their accounts subject to certain maximum and minimum amounts as prescribed in the Plan and in the Internal Revenue Code.  Participant notes receivable are collateralized by the participant’s account balance and bear interest at a rate charged for similar loans by lending institutions as determined by the plan administrator.

Benefit Payments - Upon termination of employment, the participant or, in the case of death, the surviving spouse can elect to receive the participant’s account balance in a single lump sum or in various installment annuities not to exceed 15 years or the life expectancy of the participant.  If the account is invested in Corporation stock, the participant may elect to receive an “in kind” distribution of whole shares.

Hardship Withdrawals - Participants may request that all or a portion of their account be distributed in the case of severe financial hardship, as defined in the plan document.  The Corporation must approve any such hardship withdrawals.

Forfeitures - If a participant is not fully vested on his or her termination date, the non-vested amount of the account is forfeited.  Forfeitures are used to reduce future Corporation contributions or to pay administrative expenses of the Plan.

Termination - While it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in the plan agreement and ERISA.  Upon termination of the Plan, participants become 100 percent vested in their account balances.

Mackinac Financial Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2013 and 2012

Note 1 - Plan Description (continued)

Party-in-interest Transactions - Certain plan assets are in investment funds managed by John Hancock Life Insurance Company or its affiliates.  John Hancock Life Insurance Company (U.S.A.) is a custodian of the Plan; therefore, these transactions qualify as party-in-interest transactions as defined under ERISA guidelines.  Participants can elect to invest in Mackinac Financial Corporation stock. Mackinac Financial Corporation is the plan sponsor; therefore, these transactions qualify as party-in-interest transactions as defined under ERISA guidelines.

Voting Rights - Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account.  The Plan trustee is required to vote shares of common stock that have been allocated to participants but for which the trustee received no voting instructions in the same manner and in the same proportion as the shares for which the plan trustee received timely voting instructions.

Note 2 - Summary of Significant Accounting Policies

Participant Notes Receivable — Participant notes receivable are recorded at their unpaid principal balances plus any accrued interest.  Participant notes receivable are written off when deemed uncollectible.

Benefit Payments — Benefit distributions are recorded when paid.

Administrative Expenses - Various administrative costs are paid by the Corporation and were negligible in 2013.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Risks and Uncertainties - The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Mackinac Financial Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2013 and 2012

Note 2 - Summary of Significant Accounting Policies (continued)

Investment Valuation - The Plan’s investments are stated at fair value, except for the John Hancock Stable Value fund that invests in fully benefit-responsive investment contracts (commonly referred to as a stable value fund), which is valued at contract value.  Contract value represents investments at cost plus accrued income less amounts withdrawn to pay benefits.  The fair value of the John Hancock Stable Value Fund is based on discounting the related cash flows of the underlying investment contracts based on current yields of similar instruments with comparable durations.  The remaining pooled separate accounts are stated at the net asset value per share (or its equivalent) of the funds, which is based on the fair value of the funds’ underlying net assets.  The fair value of the money market fund and corporation stock are based on quoted market prices.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.  See Note 6 — Fair Value for additional information.

Note 3 - Investments

Significant investments of end of year net assets are as follows:

	2013	2012
Pooled separate accounts, at fair value:
JH Lifestyle Growth	$815,559	$588,208
JH Lifestyle Balanced	646,017	574,131
JH Lifestyle Aggressive	468,256	444,869
JH Retirement Living 2025	407,522	361,708
Pooled separate account, at contract value:
John Hancock Stable Value Fund	190,948	218,425
Mackinac Financial Corporation stock, at fair value	354,367	254,091

Note 4 - Tax Status

The Plan, as adopted, is a volume submitter plan, which does not require an application for a determination letter from the Internal Revenue Code (IRC).  The volume submitter plan received a favorable notification letter from the IRC dated March 31, 2008.  Although, the Plan has been amended since receiving the determination letter, management believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Mackinac Financial Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2013 and 2012

Note 4 - Tax Status (continued)

In accordance with guidance on accounting for uncertainty in income taxes, management has evaluated the Plan’s position and does not believe the Plan has any uncertain tax positions that require disclosure or adjustment to the financial statements.  The Plan administrator believes it is no longer subject to tax examinations for years prior to 2010.

Note 5 — Employer Contribution

For the 2013 plan year, Mackinac Financial Corporation made an employer contribution to the Plan of $194,542.  Mackinac Financial Corporation utilizes plan forfeitures toward the total contribution to the Plan.  For 2013, the amount utilized was approximately $8,610.

Note 6 — Fair Value

Accounting standards require certain assets be reported at fair value in on the financial statements and provides a framework for establishing that fair value.  The framework for determining fair value is based on a hierarchy that prioritizes the inputs and valuation techniques used to measure fair value.

Level 1 - In general, fair values determined by Level 1 inputs use quoted prices in active markets for identical assets that the Plan has the ability to access.

Level 2 - Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly.  These Level 2 inputs include quoted prices for similar assets in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 - Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset.  These level 3 fair value measurements are based primarily on management’s own estimates using pricing models, discounted cash flow methodologies, or similar techniques taking into account the characteristics of the asset.

In instances where inputs used to measure fair value fall into different levels in the above fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset.

Mackinac Financial Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2013 and 2012

Note 6 — Fair Value (continued)

The following tables represent the balances of the Plan’s financial assets that were measured at fair value on a recurring basis as of December 31, 2013 and 2012:

Assets Measured at Fair Value on a Recurring Basis at December 31, 2013

	Quoted Prices in
	Active Markets for	Significant Other	Significant	Balance at
	Identical Assets	Observable Inputs	Unobservable Inputs	December 31,
	(Level 1)	(Level 2)	(Level 3)	2013
Assets
Money market fund - short term investment	$3,366	$—	$—	$3,366
Pooled separate accounts:
Balanced asset funds (1)	—	3,108,593	—	3,108,593
Equity funds (2)	—	399,232	—	399,232
International funds (2)	—	96,116	—	96,116
Sector funds (2)	—	99,243	—	99,243
Fixed income funds (3)	—	56,595	—	56,595
Hybrid funds (3)	—	43,293	—	43,293
Stable value fund (4)	—	192,705	—	192,705
Mackinac Financial Corporation stock	354,367	—	—	354,367

Total assets	$357,733	$3,995,777	$—	$4,353,510

Assets Measured at Fair Value on a Recurring Basis at December 31, 2012

	Quoted Prices in
	Active Markets for	Significant Other	Significant	Balance at
	Identical Assets	Observable Inputs	Unobservable Inputs	December 31,
	(Level 1)	(Level 2)	(Level 3)	2012
Assets
Money market fund - short term investment	$1,129	$—	$—	$1,129
Pooled separate accounts:
Balanced asset funds (1)	—	2,570,883	—	2,570,883
Equity funds (2)	—	249,722	—	249,722
International funds (2)	—	80,631	—	80,631
Sector funds (2)	—	67,723	—	67,723
Fixed income funds (3)	—	45,833	—	45,833
Hybrid funds (3)	—	37,954	—	37,954
Stable value fund (4)		226,524	—	226,524
Mackinac Financial Corporation stock	254,091	—	—	254,091

Total assets	$255,220	$3,279,270	$—	$3,534,490

(1) This class represents investments in an actively managed pooled separate account fund that invests primarily in both equity and debt securities.  The investments may include common stock, corporate bonds, interest rate swaps, options and futures.

(2) This class represents investments in an actively managed pooled separate sccount fund that invests primarily in equity securities which may include common stocks, options and futures.

(3) This class represents investments in actively managed pooled separate accounts with investments in a variety of fixed income investments which may include corporate bonds, both U.S. and non-U.S. municipal securities, interest rate swaps, options and futures.

(4) This class represents an investment in an actively managed pooled separate account that invests in a collective investment trust that invests primarily in corporate bonds, both U.S. and non-U.S., municipal securities and wrapper contracts.

There were no unfunded commitments or redemption restrictions on the investments described above.

Mackinac Financial Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2013 and 2012

Note 6 — Fair Value (continued)

The plan’s policy is to recognize transfers between the levels of the fair value hierarchy as of the actual date of the event or change in circumstances that caused the transfer.  There were no significant transfers between levels of the fair value hierarchy during 2013.

Mackinac Financial Corporation 401(k) Plan

Schedule of Assets Held at End of Year (Continued)

Form 5500, Schedule H, Line 4i

EIN 38-2062816, Plan No. 004

December 31, 2013

Identity of Issuer	Description of Investment	Cost	Current Value

Bank of New York Mellon Corporation	Money market fund - Prime Cash Series	*	$3,366

John Hancock Life Insurance Company (U.S.A.)	Pooled separate accounts:
	JH Lifestyle Growth	*	815,559
	JH Lifestyle Balanced	*	646,017
	JH Lifestyle Aggressive	*	468,256
	JH Retirement Living 2025	*	407,522
	John Hancock Stable Value Fund	*	190,948
	JH Retirement Living 2035	*	183,384
	JH Retirement Living 2030	*	163,054
	JH Retirement Living 2045	*	110,180
	JH Retirement Living 2040	*	94,252
	JH Lifestyle Moderate	*	68,713
	JH Lifestyle Conservative	*	62,697
	JH Retirement Living 2020	*	59,522
	Fidelity Advisor Gold	*	50,535
	500 Index Fund	*	49,666
	Equity Inc	*	48,306
	JH Davis New York Venture	*	46,342
	JH American Funds Growth Fund	*	36,749
	JH Small Cap Value Index	*	33,893
	JH Retirement Living 2050	*	29,414
	Blue Chip Growth Fund	*	26,596
	JH DFA Emerging Markets Value	*	26,253
	Small Company Value Fund	*	26,232
	Utilities Fund	*	25,567
	Value Fund	*	24,512
	JH Templeton World	*	23,442
	T. Rowe Price Equity Income Fund	*	23,234
	High Yield Fund	*	22,316
	PIMCO All Asset Fund	*	17,937
	Templeton Global Bond Fund	*	17,880
	Aston Fairpointe Mid Cap	*	16,387
	Explorer Fund	*	16,044
	JH Mutual Discovery	*	14,583
	Real Estate Securities Fund	*	14,508
	International Opportunity Fund	*	10,087
	Intl Equity Index Fund	*	9,973

Schedule 1

1

Mackinac Financial Corporation 401(k) Plan

Schedule of Assets Held at End of Year (Continued)

Form 5500, Schedule H, Line 4i

EIN 38-2062816, Plan No. 004

December 31, 2013

Identity of Issuer	Description of Investment	Cost	Current Value

	Pooled separate accounts, continued:
	JH American Funds Wash Mutual	*	$9,799
	New Perspective Global Fund	*	9,222
	T. Rowe Price Health Sciences Fund	*	8,201
	JH American Funds EuroPacific	*	7,751
	Investment Company of America	*	6,829
	JH American Funds Am Balanced	*	6,377
	BlackRock Global Allocation Fund	*	5,892
	Large Cap Fund	*	5,593
	Federated High Yield Fund	*	5,424
	Mid Cap Stock Fund	*	4,272
	John Hancock Disciplined Value Fund	*	3,776
	JH Mutual Beacon	*	3,676
	PIMCO Total Return	*	3,304
	The Income Fund of America	*	3,288
	PIMCO Global Bond Fund	*	3,033
	Keeley Small Cap Value Fund	*	2,776
	Fidelity Contra Fund	*	2,612
	American Century Heritage Fund	*	2,548
	Core Bond Fund	*	2,365
	Oppenheimer Global Fund	*	2,315
	All Cap Opportunity	*	2,274
	American Fundamental Holdings Fund	*	2,029
	Dodge & Cox International Stock	*	1,712
	JH Domini Social Equity	*	1,610
	DFA Inflation Protected Securities Fund	*	1,370
	DFA US Small Cap Fund	*	1,283
	Mid Value Fund	*	1,264
	SSGA Midcap Growth	*	1,257
	Real Return Bond Fund	*	588
	Active Bond Funds	*	315
	New World Fund	*	221
	Science and Tecnology Fund	*	211
	Small Cap Value Fund	*	149
	BlackRock Basic Value Fund	*	101
	JH Retirement Living 2015	*	23
Mackinac Financial Corporation	Corporation Stock - Mackinac Financial Corporation stock	*	354,367
Participants	Participant notest receivable bearing interest rates ranging from 4.25% to 9.25%	—	226,133

	Total		$4,577,886

*Cost information not required

Schedule 1

2

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Mackinac Financial Corporation 401(k) Plan

Date: June 25, 2014	By:	/s/ Ernie R. Krueger
	Name:	Ernie R. Krueger
	Title:	Executive Vice President, Chief Financial Officer
Mackinac Financial Corporation

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statement (No. 333-150313) on Form S-8 of Mackinac Financial Corporation 401(k) Plan of our report dated June 25, 2014, with respect to the statements of net assets available for benefits of Mackinac Financial Corporation 401(k) Plan as of December 31, 2013 and 2012 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2013 and the schedule of assets held at end of year as of December 31, 2013 which report appears in the December 31, 2013 annual report on Form 11-K of Mackinac Financial Corporation 401(k) Plan.

/s/ Plante & Moran, PLLC
Auburn Hills, Michigan
June 25, 2014